Exhibit 99.1

Form of Proxy - Emera Inc.

Annual Shareholders Meeting of May 24, 2018

Appointment of Proxyholder

I/We, being holder(s) of Emera Inc. (the “Company”) common shares, hereby appoint: M. Jacqueline Sheppard, or failing her, Scott C. Balfour, or failing him, Stephen D. Aftanas, OR

[Print the name of the person you are appointing if this person is someone other than the individuals listed above]

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all of the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 2:00 p.m. Eastern Time on Thursday, May 24, 2018, in the Glenn Gould Studio, CBC Building, 250 Front Street West, Toronto, Ontario, Canada (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2, 3, and 4. Please use a dark black pencil or pen.

1.	Election of Directors	FOR	WITHHOLD		FOR	WITHHOLD
	01. Scott C. Balfour	☐	☐	07. B. Lynn Loewen	☐	☐
	02. Sylvia D. Chrominska	☐	☐	08. Donald A. Pether	☐	☐
	03. Henry E. Demone	☐	☐	09. John B. Ramil	☐	☐
	04. Allan L. Edgeworth	☐	☐	10. Andrea S. Rosen	☐	☐
	05. James D. Eisenhauer	☐	☐	11. Richard P. Sergel	☐	☐
	06. Kent M. Harvey	☐	☐	12. M. Jacqueline Sheppard	☐	☐

2.	Appointment of Auditors				FOR	WITHHOLD
	Appointment of Ernst & Young LLP as auditors				☐	☐

3.	Auditors Fee				FOR	AGAINST
	Authorize Directors to establish the auditors’ fee as required pursuant to the Nova Scotia Companies Act				☐	☐

4.	Advisory Vote on Executive Compensation				FOR	AGAINST
	Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation as disclosed in the Management Information Circular				☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by 5:00 p.m. Eastern Time, Wednesday, May 23, 2018.

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Under Canadian Securities Law, you are entitled to receive certain investor documents.

Electronic financial statements and MD&A are available at www.Emera.com and at www.SEDAR.com. If you wish paper copies, please tick the box below or go to the website https://ca.astfinancial.com/financialstatements and input code 1705a.

❑	I would like to receive quarterly financial statements and MD&A in paper format
❑	I would like to receive annual financial statements and MD&A in paper format

A. Shareholder 320 Bay St., 3rd Floor Toronto, ON M5T 2A4 Line 6 Line 7

Form of Proxy - Emera Inc.

Annual Shareholders Meeting of May 24, 2018

Notes to Proxy

1.

This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2.

If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3.

Some holders may own securities as both a registered and a beneficial holder and will need to vote separately as a registered holder and as a beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4.

If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

5.	If this proxy is not dated, it will be deemed to bear the date on which it was mailed on behalf of management of the Company to you.

All holders should refer to the Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

Emera offers a number of ways to cast your vote.

INTERNET • Go to www.astvotemyproxy.com • Follow the instructions on the screen • You will be required to enter the 13-digit control number located on the reverse • No need to return this proxy

TELEPHONE

•  Use any touch-tone telephone, call toll free in Canada and United States 1-888-489-5760

•  Follow the voice instructions

•  When prompted, enter the 13-digit control number located on the reverse

•  No need to return this proxy

SMARTPHONE To vote using your smartphone, please scan this QR Code • No need to return this proxy

MAIL • Complete the reverse of this form • Return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) P.O. Box 721 Agincourt, ON M1S 0A1	FAX • Complete the reverse of this form • Fax your signed proxy to 1-416-368-2502, or toll free in Canada and United States to 1-866-781-3111	EMAIL • Complete the reverse of this form • Scan your signed proxy and email it to proxyvote@astfinancial.com.

All proxies must be received by 5:00 p.m. Eastern Time, Wednesday, May 23, 2018.